

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 3, 2010

Mr. Paul M. Feeney
Chief Financial Officer
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, NJ 07606

> **RE:** **Form 10-K for the year ended October 31, 2009**
> **File No. 0-14450**

Dear Mr. Feeney:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. In future filings, please discuss in greater detail the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to gross profit, please individually quantify the amount of

the increase due to increased volume and lower resin costs combined with cost savings programs. Please show us in your supplemental response what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 33

2. We note your credit facility agreement contains financial covenants with which you must comply, among other restrictions. It also appears that your senior notes due March 15, 2013 contain various covenants. Please ensure that you clearly disclose in future filings the specific terms of any material debt covenants. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

Item 9A - Controls and Procedures, page 43

3. We note your qualification on page 43 that "[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance…." It appears that this qualification applies to your disclosure controls and procedures, as you state "because of the inherent limitations in all control systems." Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Item 15 - Exhibits, Financial Statement Schedules, page 45

4. We note that you have not filed on EDGAR the exhibits and schedules to your Amended and Restated Loan and Security Agreement dated October 31, 2008. Please advise or file with your next periodic report or with a current report on Form 8-K all of the exhibits and schedules. See Item 601(b)(10) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief